
July 6, 2021

Matthew R. Krna
Chief Executive Officer and Director
Alpha Partners Technology Merger Corp.
One Penn Plaza
36th Floor
New York, NY 10119

> **Re: Alpha Partners Technology Merger Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Response dated June 22, 2021**
> **File No. 333-253221**

Dear Mr. Krna :

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2021 letter.

Correspondence filed June 22, 2021

Summary
The Offering
Expression of Interest, page 25

1. We note your response to comment 1. You disclose that in aggregate, the sponsor members and anchor investors have expressed an interest to purchase up to 12,500,000 units being offered in this offering at the public offering price, in addition to the private placement units and founders units. Of the 12,500,000 units, please disclose the breakdown as between those expressions of interest from sponsor members and anchor investors that are from unaffiliated third parties. While you appropriately disclose that no

assurances can be given as to the amount of your securities the anchor investors or sponsor members may purchase in this offering, considering that you disclose that if the anchor investors and sponsor members purchase the full number of the units they have expressed an interest in purchasing, they would own, in aggregate, approximately 45% of the outstanding shares following this offering (or approximately 39% of the outstanding shares if the over-allotment option is exercised in full), and that such purchases could potentially allow such investors to assert influence over your company and that collectively the anchor investors, sponsor and sponsor members could in that case approve the initial business combination without any additional votes, please disclose the identity of the anchor investors that have indicated such expression of interests.

You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Karina Dorin at (202) 551- 3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Derek Dostal